# Oscar Gruss & Son Incorporated

(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition

As of December 31, 2022

## Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

## CONTENTS

**mazars**

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

# Report of Independent Registered Public Accounting Firm

**To the Directors and Stockholder of**
**Oscar Gruss & Son Incorporated**

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated, (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

 USA LLP

Woodbury, NY
March 30, 2023

**Oscar Gruss & Son Incorporated**
(A Wholly Owned Subsidiary of Makor Partners Limited)

**Statement of Financial Condition**
**December 31, 2022**

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 2,678,993 |
| Restricted cash | 317,325 |
| Due from clearing broker, including clearing deposit of $2,064,004 | 3,129,020 |
| Commission receivable from other broker-dealers and customers, including an allowance for commission receivable of $145,000 | 2,086,393 |
| Property and equipment, net | 134,311 |
| Right of use asset | 2,551,987 |
| Due from affiliates | 3,736,470 |
| Deferred tax asset | 385,106 |
| Other assets | 503,691 |
| **Total assets** | **$ 15,523,296** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Liabilities: | |
| Accrued compensation payable | $ 3,644,527 |
| Accounts payable and accrued expenses | 996,011 |
| Due to affiliates | 160,493 |
| Lease liability | 2,768,515 |
| Taxes Payable | 82,076 |
| Subordinated borrowings | 3,000,000 |
| **Total liabilities** | **10,651,622** |
| | |
| Stockholder's Equity: | |
| Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares | 433,931 |
| Additional paid in capital | 3,074,980 |
| Retained earnings | 1,362,763 |
| **Total stockholder's equity** | **4,871,674** |
| **Total liabilities and stockholder's equity** | **$ 15,523,296** |

See Notes to Financial Statement.

**Oscar Gruss & Son Incorporated**
(A Wholly Owned Subsidiary of Makor Partners Limited)

**Notes to Financial Statement**

**Note 1.        Operations and Principal Business Activity**

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing Broker-Dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing Broker-Dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through independent Broker-Dealers. The Company pays the Broker-Dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing brokers. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities Broker-Dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customers' prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income, foreign exchange currency and interest rate swaps. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing Broker-Dealer and promptly transmit all customer funds and securities to the clearing Broker-Dealer. The clearing Broker-Dealer carries all of the accounts of the customers and maintains and

**Note 1.        Operations and Principal Business Activity (continued)**

preserves all related books and records as are customarily kept by a clearing Broker-Dealer.

Branch Offices: The Company currently has four branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing Broker-Dealer for transactions and customers located primarily in Israel. The Company has a branch office in Dallas, Texas. This branch functions exclusively as a research facility with no transactions being generated.


**Note 2.        Summary of Significant Accounting Policies**

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company primarily maintains cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company has had cash in financial institutions in excess of federally insured limits of approximately $2,754,000.

The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: The Company complies with ASC 606, "Revenue from Contracts with Customers" which provides guidance on the recognition of revenue from customers.

**Note 2.        Summary of Significant Accounting Policies (continued)**

The Company buys and sells securities on behalf of its customers.  Each time a customer enters into a buy or sell transaction, the Company charges a commission.  Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).  The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Equity and credit research fees are paid to the Company for providing equity and credit research.  Revenue is recognized once an arrangement exists and access to research has been provided, which is the point in time when the Company believes that the performance obligation is satisfied.  The Company had research income receivable of approximately $178,000 at December 31, 2022, which is included in other assets on the accompanying statement of financial condition.

Opening and closing receivable balance for commissions and research fees are:

|  | 2022 | 2021 |
|---|---|---|
| Commission Receivable | $2,086,393 | $2,896,947 |

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2022, management has determined that there are no uncertain tax positions.

Deferred Taxes:  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.  Deferred income tax expense

**Notes to Financial Statement**

### Note 2.  Summary of Significant Accounting Policies (continued)

represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Fair Value of Financial Instruments:  At December 31, 2022, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker, commission receivable from other broker-dealers and customers, accounts payable, accrued expenses and loan payable approximate their fair values due to the nature of their short term maturities.

Current Expected Credit Loss:  The Company accounts for credit losses in accordance with ASC 326 - Financial Instruments – Credit Losses.  For short-term accounts receivable, the guidance requires a current expected credit loss (CECL) approach to determine the  allowance for credit losses.  CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.  This requires an entity to estimate the credit losses expected over the life of the asset.  The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet.

Leases:  The Company accounts for leases in accordance to ASC 842 – Leases.  The guidance increases transparency by requiring the recognition of right of use assets and lease liabilities on the statement of financial condition for most operating leases.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.25% incremental borrowing rate. Right of use assets also exclude lease incentives.

**Oscar Gruss & Son Incorporated**
(A Wholly Owned Subsidiary of Makor Partners Limited)

**Notes to Financial Statement**

**Note 3.        Due From Clearing Brokers**

The clearing and depository operations for the Company's security transactions are provided by brokers pursuant to clearance agreements.  At December 31, 2022, the receivables from the clearing broker represent a cash deposit of $2,064,004 maintained at the clearing broker and commissions receivable earned of approximately $1,065,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2022, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2022, these balances were fully collateralized by securities owned by the customers.

**Note 4.        Property and Equipment**

Property and equipment, at cost, consists of the following:

| | |
|---|---:|
| Computers and equipment | $365,389 |
| Furniture and fixtures | 21,934 |
| Leasehold improvements | 82,171 |
| | 469,494 |
| Less accumulated depreciation and amortization | 335,183 |
| Property and equipment, net | $    134,311 |

**Note 5.        Liabilities Subordinated to Claims of General Creditors**

The Company has a subordinated loan agreement with its Parent, which is considered an equity subordination for Net Capital purposes.  Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule.  The $3,000,000 10% subordinated loan matures on December 31, 2024.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

### Note 6.  Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital of $250,000.

Net capital changes from day to day.  At December 31, 2022, the Company had net capital of $1,233,490, which was $983,490 in excess of the minimum net capital requirement of $250,000.

The Company is also subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.  At December 31, 2022, the Company's net capital for purposes of reporting to the CFTC is the same as described in the preceding paragraph.

### Note 7.  Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is  noncontributory.

### Note 8.  Indemnifications and Uncertainties

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

### Note 9.  Contingencies

In the normal course of business, the Company has been named as defendant in two matters.  The first matter, the plaintiff represents customers related to a former business line that took place in a foreign jurisdiction.  After consultation with legal counsel, Management of the Company believes that there is reasonable possibility that the resolution of this matter will occur without a settlement.  The second matter, the plaintiff was a former employee claiming termination due to discrimination.  The Company settled this matter for $200,000.  This amount was accrued for during the prior year.

**Oscar Gruss & Son Incorporated**
(A Wholly Owned Subsidiary of Makor Partners Limited)

**Notes to Financial Statement**

### Note 9.    Contingencies (continued)

The Company has agreed to enter into a settlement with a Panel of the Chicago Mercantile Exchange ("CME") Business Conduct Committee Panel ("Panel") which is anticipated to find that an employee brokered a blocked trade.  It is not anticipated that the effects from this matter will have a material effect on the Company.

### Note 10.    Income Taxes

In 2022, the Company recorded net deferred tax assets related to the tax effect of the book to tax timing differences for depreciation, rent,  compensation and New York State and New York City net operating loss carryforwards.

At December 31, 2022, the Company had a deferred tax asset of $385,106.  The Company has not recorded a valuation allowance against the deferred tax asset as it is more likely than not that there will be future taxable income.

### Note 11.    Related-Party Transactions

The Company earned commission income from Makor Securities London Limited ("Makor"), an affiliate, relating to transactions with the affiliate.  These transactions include FX transactions, European equities, derivatives, interest rate swaps and fixed income. Additionally, the Company executes transactions for Makor per an agreement.

The Company has an agreement with Makor Securities for FX consulting services.  Makor collects the commissions on behalf of the Company from the FX clearing broker.  The Company had a receivable due from the affiliate relating to the introducing broker fees, commission sharing, and consulting services transactions of approximately $245,500 at December 31, 2022.

The Company paid expenses on behalf of Enigma Securities Ltd. ("Enigma"), an affiliate. As a result, the Company had a receivable due from the affiliate of approximately $658,000 at December 31, 2022.

The Company has an expense and space sharing agreement with Enigma Securities Inc. ("ESI"), an affiliate.  The Company had a receivable due from the affiliate relating to this agreement of approximately $27,700 at December 31, 2022.

The Company paid expenses on behalf of Enigma Markets Inc. ("EMI"), an affiliate.  As a result, the Company had a receivable due from the affiliate of approximately $19,000 at December 31, 2022.

The Company has an agreement with Makor OG Limited (the "Branch"), an affiliate, based on a commission allocation calculation of revenues generated by the Branch.  At December 31, 2022, the Company had an amount due to the affiliate of approximately $134,000, for the related transactions.

**Oscar Gruss & Son Incorporated**
(A Wholly Owned Subsidiary of Makor Partners Limited)

**Notes to Financial Statement**

**Note 11.     Related-Party Transactions (continued)**

The Company utilizes the administrative services of Makor Capital Limited, ("Makor Capital"), an affiliate.  These services include but are not limited to consulting for back office and administrative functions, access to the database portal, and data lines.  Makor Capital invoices the Company for these services.  At December 31, 2022, the Company had an amount due to the affiliate of approximately $22,000, for the above related transactions.

From time to time the Company loans funds to Makor Partners Limited ("Makor Partners"), the parent company.  The loans bear interest at 7.5% per annum.  At December 31, 2022, the Company had a receivable due from Makor Partners of approximately $2,784,000.

The Company has an expense sharing agreement in place with Churchill Capital USA, Inc,("Churchill") an affiliate.  At December 31, 2022, the Company had a receivable due from Churchill of $2,200, related to this agreement.

During 2022, had all the above related party transactions occurred with unrelated entities the results from operations could be different.

**Note 12.     Leases**

The Company entered into an operating lease for its New York office facility which commenced on October 1, 2020 and expires October 31, 2027.  The Company obtained a letter of credit, in favor of the landlord, from a bank of approximately $317,000 for the rent security deposit.  This letter of credit is guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

A lease liability is included on the statement of financial condition for approximately $2,769,000 and the corresponding right of use asset is approximately $2,552,000, included on the statement of financial condition.

The maturities of the outstanding lease liability at December 31, 2022, are as follows:

| Year ending December 31: | |
| --- | --- |
| 2023 | 634,650 |
| 2024 | 634,650 |
| 2025 | 634,650 |
| 2026 | 634,650 |
| Thereafter | 528,875 |
| | 3,067,475 |
| Less:  Discount to present value | (298,960) |
| Lease liability | $ 2,768,515 |

**Oscar Gruss & Son Incorporated**
(A Wholly Owned Subsidiary of Makor Partners Limited)

**Notes to Financial Statement**

**Note 12.**        **Leases (continued)**

As of December 31, 2022, the weighted average remaining lease term is 58 months and the weighted average discount rate is 4.25%.

**Note 13.**        **Subsequent Events**

The financial statements were approved by management and available for issuance on March 30, 2023.  Subsequent events have been evaluated through this date.